Item 77D Treasury Portfolio (a series of Investors Cash Trust)

Effective on or about June 2, 2014 (Effective Date), the fund will no longer invest in repurchase agreements. On the Effective Date, the fund will pursue its objective by investing exclusively in short-term US Treasury securities. The timely payment of principal and interest on US Treasury securities is guaranteed by the full faith and credit of the US government.